HOOPER HOLMES INC.
560 N. ROGERS ROAD
OLATHE, KS 66062
December 17, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Mr. Jonathan Burr
Re:    Hooper Holmes Inc.
Registration Statement on Form S-1, as Amended
File No. 333-207944
Mr. Burr:
The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to December 18, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.
The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Peter Mirakian III, Esq., of the law firm of Spencer Fane LLP.
The Registrant hereby acknowledges that, should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Hooper Holmes Inc.
By: /s/ Steven R. Balthazor
Name:    Steven R. Balthazor
Title:    Chief Financial Officer